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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                               ARCH WIRELESS, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                    039392600
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                                 (CUSIP Number)

                               Abrams Capital, LLC
                           Attention: David C. Abrams
                         222 Berkeley Street, 22nd Floor
                                Boston, MA 02116
                                 (617) 646-6100
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 4, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

                       (Continued on the following pages)
                               (Page 1 of 8 Pages)

-----------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

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CUSIP No. 039392600                   13D                      Page 2 of 8 pages
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Abrams Capital, LLC
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) |_|
                                                                         (b) |_|

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3    SEC USE ONLY

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4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                           |_|

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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                          7    SOLE VOTING POWER

                               1,273,484
      NUMBER OF          -------------------------------------------------------
        SHARES            8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY          -------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                 1,273,484
         WITH            -------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,273,484
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
     (SEE INSTRUCTIONS)

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.81%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO - Limited Liability Company
--------------------------------------------------------------------------------

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CUSIP No. 039392600                   13D                      Page 3 of 8 pages
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--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     David C. Abrams
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) |_|
                                                                         (b) |_|

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3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                           |_|

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
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                          7    SOLE VOTING POWER

                               1,345,969
      NUMBER OF          -------------------------------------------------------
        SHARES            8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY          -------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                 1,345,969
         WITH            -------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,345,969
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_| (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.19%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

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CUSIP No. 039392600                   13D                      Page 4 of 8 pages
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Item 1. Security and Issuer.

     The securities to which this statement relates are shares of Common Stock, par value $.001 per share (the "Shares"), of Arch Wireless, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at Arch Wireless, Inc., 1800 West Park Drive, Suite 250, Westborough, Massachusetts 01581.

Item 2. Identity and Background.

     (a), (b) and (c) This statement is being filed by Abrams Capital, LLC, a Delaware corporation ("Abrams Capital"), and David C. Abrams, which are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons."

     Abrams Capital, LLC is principally engaged in the business of providing investment management services and serving as the General Partner of the following funds: Abrams Capital Partnership I, L.P., a Delaware limited partnership ("Abrams Capital I"), Abrams Capital Partnership II, L.P., a Delaware limited partnership ("Abrams Capital II") and Whitecrest Partnership, L.P., a Delaware limited partnership ("Whitecrest," and together with Abrams Capital I and Abrams Capital II, the "Funds"). The business address and principal executive offices of Abrams Capital, LLC are 222 Berkeley Street, 22nd Floor, Boston, Massachusetts 02116.

     Mr. Abrams is the Managing Member of Abrams Capital, LLC and Managing Member of Pamet Capital Management, LLC, a Delaware limited liability company ("Pamet Capital"), who is the investment adviser to Abrams Capital International, Ltd., an exempted limited company organized under the laws of the Cayman Islands, B.W.I. ("Abrams International"). His business address is 222 Berkeley Street, 22nd Floor, Boston, Massachusetts 02116.

     (d) and (e) During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Abrams is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

     The aggregate purchase price of the 110,326 Shares owned by Abrams Capital I was $187,747, inclusive of brokerage commissions.

     The aggregate purchase price of the 852,743 Shares owned by Abrams Capital II was $1,392,498, inclusive of brokerage commissions.

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CUSIP No. 039392600                   13D                      Page 5 of 8 pages
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     The aggregate purchase price of the 310,415 Shares owned by Whitecrest was
$465,693, inclusive of brokerage commissions.

     The aggregate purchase price of the 72,485 Shares owned by Abrams International was $126,176, inclusive of brokerage commissions.

     Each of Abrams Capital I, Abrams Capital II, Whitecrest and Abrams International used its own assets to purchase such Shares which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 4. Purpose of Transaction.

     From time to time, the Reporting Persons have acquired Shares in the ordinary course of business for investment purposes and have held such Shares in such capacity.

     Following the filing of a preliminary proxy statement (the "Proxy Statement") by the Issuer with the Securities and Exchange Commission, the Reporting Persons have had discussions with certain Directors and members of management of the Issuer concerning the Reporting Persons' opposition to certain proposals set forth in the Proxy Statement and certain other related matters. In connection with the foregoing, the Reporting Persons are considering the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer, and the Reporting Persons reserve the right, subject to applicable law, (i) to hold their Shares as a passive investor or as an active investor (whether or not as a member of a "group" with other beneficial owners of Shares or otherwise), (ii) to acquire beneficial ownership of additional Shares in the open market, in privately negotiated transactions or otherwise, (iii) to dispose of all or part of their holdings of Shares, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D (including, without limitation, a change in the present board of directors of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board), or (v) to change their intention with respect to any or all of the matters referred to in this
Item 4. The Reporting Persons' decisions and actions with respect to such possibilities will depend upon a number of factors, including, but not limited to, the actions of the Issuer, market activity in the Shares, an evaluation of the Issuer and its prospects, general market and economic conditions, conditions specifically affecting the Reporting Persons and other factors which the Reporting Persons may deem relevant to their investment decisions.

     Except as set forth herein, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares. Except as set forth herein, no Reporting Person has any present plan or proposal that would result in or relate to any of the transactions required to be described in Item 4 of
Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) and (b) As of April 3, 2003, Abrams Capital I, Abrams Capital II, and Whitecrest owned beneficially 110,326, 852,743, and 310,415 Shares, respectively, representing approximately 0.59%, 4.56%, and 1.66%, respectively, of the 18,712,944 Shares outstanding as reported in publicly available information.

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CUSIP No. 039392600                   13D                      Page 6 of 8 pages
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     As of April 3, 2003, Abrams Capital, in its capacity as investment adviser to the Funds, had sole voting and dispositive power with respect to 1,273,484 Shares, representing approximately 6.81% of the 18,712,944 Shares outstanding as reported in publicly available information.

     As of April 3, 2003, Abrams International owned beneficially 72,485 Shares, representing approximately 0.38% of the 18,712,944 Shares outstanding as reported in publicly available information.

     As of April 3, 2003, Pamet Capital, in its capacity as investment adviser to Abrams International, had sole voting and dispositive power with respect to 72,485 Shares, representing approximately 0.38% of the 18,712,944 Shares outstanding as reported in publicly available information.

     As of April 3, 2003, Mr. Abrams, in his capacities as Managing Member of Abrams Capital and Managing Member of Pamet Capital, had sole voting and dispositive power with respect to 1,345,969 Shares, representing approximately 7.19% of the 18,712,944 Shares outstanding as reported in publicly available information.

     (c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons which were effected during the past sixty days is set forth in Schedule A hereto and incorporated herein by reference.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Each of the Funds and Abrams International from time to time may enter into and unwind, cash settled equity swap or other similar derivative transactions with respect to the Shares. These arrangements do not and will not give the Reporting Persons voting or investment control over underlying Shares and, accordingly, the Reporting Persons disclaim beneficial ownership of any such Shares.

     Except as set forth in Item 4 of this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

     None.

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CUSIP No. 039392600                   13D                      Page 7 of 8 pages
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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 4, 2003
                                       ABRAMS CAPITAL, LLC


                                       By:   /s/ David C. Abrams
                                           -----------------------------
                                           Name:  David C.Abrams
                                           Title: Managing Member



                                       DAVID C. ABRAMS


                                       By:   /s/ David C. Abrams
                                           -----------------------------
                                           David C. Abrams

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CUSIP No. 039392600                   13D                      Page 8 of 8 pages
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                                   Schedule A


                    INFORMATION WITH RESPECT TO TRANSACTIONS
                                    OF SHARES
                 BY ABRAMS CAPITAL I DURING THE PAST SIXTY DAYS

  Date         Number of Shares Purchased/(Sold) (1)     Price Per Share ($) (2)
2/24/2003                     8,000                                2.03
2/26/2003                     4,800                                1.99
4/03/2003                     6,000                                2.67
4/03/2003                    11,300                                2.69
4/03/2003                   (11,300)                               2.79

(1) All purchases/sales were effected through open market or privately negotiated transactions.
(2)  Prices per Share do not include brokerage commissions.


                    INFORMATION WITH RESPECT TO TRANSACTIONS
                                    OF SHARES
                 BY ABRAMS CAPITAL II DURING THE PAST SIXTY DAYS

  Date         Number of Shares Purchased/(Sold) (1)     Price Per Share ($) (2)
2/03/2003                     8,500                                2.35
2/24/2003                   137,100                                2.03
2/24/2003                   (75,000)                               2.03
2/26/2003                    77,750                                1.99
2/26/2003                   (42,750)                               1.99
4/03/2003                    49,900                                2.67
4/03/2003                    87,200                                2.69
4/03/2003                   (87,200)                               2.79

(1) All purchases/sales were effected through open market or privately negotiated transactions.
(2)  Prices per Share do not include brokerage commissions.


                    INFORMATION WITH RESPECT TO TRANSACTIONS
                                    OF SHARES
               BY ABRAMS INTERNATIONAL DURING THE PAST SIXTY DAYS

  Date         Number of Shares Purchased/(Sold) (1)    Price Per Share ($) (2)
2/03/2003                     1,500                                2.35
2/24/2003                     4,900                                2.03
2/26/2003                     2,950                                1.99
4/03/2003                     7,000                                2.67
4/03/2003                     7,400                                2.69
4/03/2003                    (7,400)                               2.79

(1) All purchases/sales were effected through open market or privately negotiated transactions.
(2)  Prices per Share do not include brokerage commissions.